July 10, 2024

Richard Murphy
Chief Executive Officer
Enservco Corporation
14133 County Rd 9
Longmont, CO 80504

       Re: Enservco Corporation
           Registration Statement on Form S-1
           Filed June 28, 2024
           File No. 333-280602
Dear Richard Murphy:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Michael Purcell at 202-551-5351 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Doug Holod